# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IO Biotech, Inc., CIK 0001865494
CUSIP: 449778109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Ole Maaloes Vej 3, DK-2200, Copenhagen N, Denmark (G7), Denmark
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020452
Filed by CIK 0001232258

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,523,439; shared voting power 0; sole dispositive power 5,523,439; shared dispositive power 0; aggregate amount beneficially owned 5,523,439 (8.2% of the class)
  Comment: (1) Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.
  
  (2) This Schedule 13G/A is being filed solely to correct the Schedule 13G/A that the Reporting Person filed on February 13, 2024, which inadvertently excluded the Warrants (as defined herein) from the Reporting Person's beneficial ownership.

## Item 1. Issuer
Name of issuer: IO Biotech, Inc.
Address of issuer's principal executive offices: Ole Maaloes Vej 3, DK-2200, Copenhagen N, G7

## Item 2. Person Filing
Name of person filing: HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands
Citizenship: Cayman Islands, British West Indies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2023 and the date hereof, the Reporting Person may be deemed the beneficial owner of 5,523,439 shares of Common Stock. This amount includes 3,944,492 shares of Common Stock and 1,578,947 shares of Common Stock the Reporting Person has the right to acquire within sixty (60) days upon exercise of warrants, at an exercise price of $2.47 per share (the "Warrants"). The Warrants are subject to a 9.99% beneficial ownership limitation, pursuant to which the Reporting Person shall not have the right to exercise any portion of the Warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.99% of the shares of Common Stock outstanding.

As of December 31, 2023 and the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 8.2% of the shares of Common Stock outstanding. The percentage set forth herein is calculated based on the sum of (i) 65,880,914 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2024, and (ii) 1,578,947 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants held by the Reporting Person, which shares have been added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.
Percent of class: 8.2
Sole power to vote or to direct the vote: 5,523,439
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,523,439
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (02/13/2025)